                                               Filed by The Ackerley Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                       Subject Company: The Ackerley Group, Inc.
                                                    Commission File No.: 1-10321


The Ackerley Group issued a press release on November 1, 2001 announcing its third quarter results. The press release is attached hereto.

FOR IMMEDIATE RELEASE

ANALYST CONTACT:  Dan Evans, Jr., Vice President Public Affairs
                  Kevin Hylton, SVP & Chief Financial Officer
                      The Ackerley Group (206) 624-2888
                  Michael Lendener, The MWW Group (212) 704-9727

MEDIA CONTACT:    Christina Watt, MWW/Savitt (206) 689-8505


                           THE ACKERLEY GROUP REPORTS
                              THIRD QUARTER RESULTS

SEATTLE - NOVEMBER 1, 2001 - The Ackerley Group (NYSE: AK), a leading media and entertainment company, today announced financial results for the three-month period ended September 30, 2001.

         Net revenue for the quarter ended September 30, 2001 was $48.5 million compared to $57.5 million for the same period in 2000. For the nine month period ended September 30, 2001 net revenue was $148.9 million compared to $164.3 million for the nine month period ended September 30, 2000.

         EBITDA (net revenue less segment operating expenses, corporate overhead and workforce reduction costs) for the quarter was $6.7 million, compared to $11.2 million for the same period in 2000. For the nine month period EBITDA was $10.2 million compared to $31.8 million for the same period in 2000. After Tax Cash Flow from continuing operations (sum of income [loss] from continuing operations, depreciation and amortization expense, and non-recurring items, including the after-tax (gain) or loss on dispositions of assets and equity in losses of affiliates) for the quarter was $2.7 million compared to $6.5 million for the same period in 2000.

         "Our third quarter results reflect both challenging market conditions and the benefits of our continued expense reductions. We will continue to make the necessary decisions to help guide The Ackerley Group through these turbulent times," said Chris Ackerley, President of The Ackerley Group.

         As previously announced, The Ackerley Group has entered into a merger agreement with Clear Channel Communications. The merger is expected to close during the first half of 2002.

         The Ackerley Group is one of the nation's most innovative media and entertainment companies and holds a diversified group of market-leading outdoor, broadcasting and interactive media assets. The Ackerley Group operates the nation's fourth-largest outdoor media company with preeminent positions in Massachusetts, Washington and Oregon. The Ackerley Group owns or operates under management agreements 18 television stations making it one of the nation's 30 largest television owners reaching 6.3 percent of U.S. television households. The radio broadcasting segment includes the No. 1 hit-music and No. 1 sports talk stations in the nation's 13th-largest media market. Through its Interactive Media segment, the company operates a series of local portals connecting its television viewers with the Internet to bring them the latest in local and national news. The company's venture arm, Ackerley Ventures, strategically invests in technologies that enhance the company's core operations. For more information, visit The Ackerley Group Web site at www.ackerley.com.

NOTE TO ANALYSTS:

         The Ackerley Group will hold a conference call for the investment community at 4:30 p.m. EST on Thursday, November 1. The call-in number is 888-809-8965 and the pass code is Ackerley. A live audio Webcast will also be available at www.ackerley.com. A replay of the call will also available through Friday, November 9, until 4:30 p.m. EST by calling 800-945-1620.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

         These materials contain certain statements, intentions, plans, beliefs, expectations or predictions of the future based on current facts and analyses. These statements are "forward-looking statements" within the meaning of the safe-harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Although forward-looking statements help to provide complete information about future prospects, readers should keep in mind that such statements are much less reliable than historical information and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond The Ackerley Group's ability to control or estimate precisely. Factors that could affect results include those set forth in the Securities and Exchange Commission filings of The Ackerley Group. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The Ackerley Group does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

         ADDITIONAL INFORMATION AND WHERE TO FIND IT

         In connection with the proposed business combination, The Ackerley Group has filed a preliminary proxy statement and other relevant documents concerning the transaction with the SEC. In addition, The Ackerley Group and Clear Channel plan to file a definitive proxy statement/prospectus and other relevant documents concerning the transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACKERLEY GROUP, CLEAR CHANNEL, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the definitive proxy statement/prospectus (when available) and other documents filed with the SEC through the web site maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by The Ackerley Group with respect to the proposed transaction may be obtained free of charge by contacting The Ackerley Group, 1301 Fifth Avenue, Suite 4000, Seattle, WA 98101, Attention:
Investor Relations (tel.: 206-624-2888).

         The Ackerley Group's and Clear Channel's shares are traded on the New York Stock Exchange (ticker symbols AK and CCU). Both companies file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by the companies at the SEC's public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago.

         PARTICIPANTS IN SOLICITATION

         The Ackerley Group, its directors, executive officers and certain members of management and employees may be soliciting proxies from The Ackerley Group stockholders in favor of the approval of the transaction. Information regarding such officers and directors is included in The Ackerley Group's proxy statement for its 2001 Annual Meeting of shareholders filed with the SEC on April 2, 2001.

                                         THE ACKERLEY GROUP, INC.
                           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA
                                                   UNAUDITED
                                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                   THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                              9/30/2001         9/30/2000         9/30/2001         9/30/2000
                                                               -------           -------           -------           -------
GROSS REVENUE                                                  $  56.2           $  67.2           $ 172.9           $ 192.4
LESS COMMISSIONS                                                  (7.7)             (9.7)            (24.0)            (28.1)
                                                               -------           -------           -------           -------
  NET REVENUE                                                     48.5              57.5             148.9             164.3
SEGMENT OPERATING EXPENSES                                        38.4              40.6             122.2             114.9

CORPORATE OVERHEAD                                                 3.4               5.7              14.1              17.6
WORKFORCE REDUCTION COSTS                                           --                --               2.4                --
                                                               -------           -------           -------           -------
  TOTAL OPERATING EXPENSES                                        41.8              46.3             138.7             132.5
                                                               -------           -------           -------           -------

EBITDA                                                             6.7              11.2              10.2              31.8

OTHER EXPENSES AND (INCOME):
  DEPRECIATION & AMORTIZATION EXPENSE                                    10.4               9.4              32.0              25.7
  INTEREST EXPENSE, NET                                                   5.9               7.0              20.6              16.4
  NET (GAIN) LOSS ON DISPOSITIONS OF ASSETS                                --               0.5               2.2            (280.2)
  OTHER                                                                   0.3               0.1               0.3               0.9
                                                                      -------           -------           -------           -------
    TOTAL OTHER EXPENSES AND (INCOME)                                    16.6              17.0              55.1            (237.2)
                                                                      -------           -------           -------           -------

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES             (9.9)             (5.8)            (44.9)            269.0
INCOME TAX EXPENSE (BENEFIT)                                             (2.0)             (2.5)            (14.6)            107.9
                                                                      -------           -------           -------           -------
INCOME (LOSS) FROM CONTINUING OPERATIONS                                 (7.9)             (3.3)            (30.3)            161.1
DISCONTINUED OPERATIONS
  LOSS FROM DISCONTINUED OPERATIONS, NET                                   --              (2.9)               --              (4.3)
  GAIN ON DISPOSAL OF DISCONTINUED OPERATIONS, NET                        1.9                --              92.7                --
EXTRAORDINARY ITEMS: LOSS ON DEBT EXTINGUISHMENT, NET AND
      MERGER COSTS                                                       (2.6)               --              (2.6)               --
                                                                      -------           -------           -------           -------
NET INCOME (LOSS)                                                     $  (8.6)          $  (6.2)          $  59.8           $ 156.8
                                                                      =======           =======           =======           =======

PER SHARE:
  NET INCOME (LOSS)                                                   $ (0.25)          $ (0.18)          $  1.70           $  4.47
                                                                      =======           =======           =======           =======
  CASH DIVIDENDS                                                      $     -           $     -           $     -           $  0.02
                                                                      =======           =======           =======           =======
  WEIGHTED AVERAGE NUMBER OF SHARES,
    ASSUMING DILUTION                                                    35.1              35.0              35.1              35.1

OTHER DATA:
  AFTER TAX CASH FLOW FROM CONTINUING OPERATIONS*                     $   2.7           $   6.5           $   3.4           $  19.5
  AFTER TAX CASH FLOW FROM CONTINUING OPERATIONS PER SHARE            $  0.08           $  0.18           $  0.10           $  0.56
  TOTAL DEBT                                                          $ 290.9           $ 368.2           $ 290.9           $ 368.2

* After Tax Cash Flow is calculated as the sum of income (loss) from continuing operations, depreciation and amortization expense, and non-recurring items, including the net after-tax (gain) or loss on dispositions of assets and equity in losses of affiliates.

                            THE ACKERLEY GROUP, INC.
                    OPERATING INFORMATION BY BUSINESS SEGMENT
                                    UNAUDITED
                                  (IN MILLIONS)

                                                         THREE MONTHS ENDED                      NINE MONTHS ENDED
                                                  9/30/2001            9/30/2000           9/30/2001            9/30/2000
                                                   ------               ------               ------               ------
NET REVENUE
  OUTDOOR MEDIA                                    $ 19.5               $ 24.7               $ 60.0               $ 67.8
  TV BROADCASTING                                    22.2                 25.6                 71.6                 75.3
  RADIO BROADCASTING                                  6.7                  7.2                 17.2                 21.2
  INTERACTIVE MEDIA                                   0.1                   --                  0.1                   --
                                                   ------               ------               ------               ------
    TOTAL NET REVENUE                              $ 48.5               $ 57.5               $148.9               $164.3

SEGMENT OPERATING EXPENSES

  OUTDOOR MEDIA                                    $ 11.4               $ 13.0               $ 37.2               $ 37.9
  TV BROADCASTING                                    21.8                 22.4                 68.5                 62.7
  RADIO BROADCASTING                                  5.0                  5.1                 15.5                 14.2
  INTERACTIVE MEDIA                                   0.2                  0.1                  1.0                  0.1
                                                   ------               ------               ------               ------
    TOTAL SEGMENT OPERATING EXPENSES               $ 38.4               $ 40.6               $122.2               $114.9

OPERATING CASH FLOW

  OUTDOOR MEDIA                                    $  8.1               $ 11.7               $ 22.8               $ 29.9
  TV BROADCASTING                                     0.4                  3.2                  3.1                 12.6
  RADIO BROADCASTING                                  1.7                  2.1                  1.7                  7.0
  INTERACTIVE MEDIA                                  (0.1)                (0.1)                (0.9)                (0.1)
                                                   ------               ------               ------               ------
    TOTAL SEGMENT OPERATING CASH FLOW                10.1                 16.9                 26.7                 49.4

    CORPORATE OVERHEAD                               (3.4)                (5.7)               (14.1)               (17.6)
    WORKFORCE REDUCTION COSTS                          --                   --                 (2.4)                  --
                                                   ------               ------               ------               ------

    TOTAL EBITDA                                   $  6.7               $ 11.2               $ 10.2               $ 31.8
                                                   ======               ======               ======               ======